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                                                                   EXHIBIT 99.15

August 20, 1997


Michael Zweig, Esq.
Sacks Zweig & Burris, LLP
100 Wilshire Boulevard, Suite 1300
Santa Monica, CA  90401

Re:  Billing and Payments in Kind


Dear Michael:

This is to confirm that you have agreed to accept up to 100,000 shares of unrestricted, tradable common stock of Vitafort as payment on account of Vitafort for agreed services and fees rendered on our behalf by your firm (Sacks Zweig & Burris, LLP). The terms under which the securities are to be accepted and calculated are as follows:

     1) Vitafort will issue, at the earliest practical time, sufficient shares to fully cover the outstanding amounts due and a reasonable estimate of the retainer necessary to cover the coming month's planned activity. This reconciliation/issue process will be repeated as frequently as necessary until the full number of shares have been issued.

     2) Michael Zweig shall have the option to dispose of the shares in the open market, in an orderly manner, during the ensuing 30 days from the date of issue.

     3) The net proceeds received from the sale of the shares shall be considered as payment for the account of Vitafort and shall be applied against open valid invoices for services or applied as a retainer for future services. Net proceeds is defined as the sale price of the securities less the sales commission cost and sundry fees charged by the stock broker (such costs should not exceed approximately 6% of the gross sales price).

     4) Michael Zweig may choose, at his own discretion, to keep the shares of stock beyond the thirty (30) day period. In such case, Sacks Zweig & Burris, LLP will post a credit to the account of Vitafort in an amount equal to the closing bid price as of the date thirty (30) days from the date of issue less five percent (5%) for estimated sales costs. The date of issue shall be defined as the date of the transmittal letter to you from Vitafort sending the securities to you.

     Vitafort shall bear no interest in the future sale proceeds of the above shares in question and Michael Zweig and/or Sacks Zweig & Burris, LLP shall hold Vitafort harmless for any decline in the market price of the securities issued herein.
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     5)  Michael Zweig, via Sacks Zweig & Burris, LLP, will continue to bill
Vitafort for services and appropriate fees on a periodic basis in the normal course of business. These billings will clearly include notations and supporting documentation, such as broker confirmations, pertaining to the net proceeds to be applied to the account of Vitafort as a result of the sales of securities during the period since the last billing.

     If the above clearly and explicitly sets forth the mutual understanding between the two parties, please sign both copies of this document and return one copy to the undersigned. Upon receipt of the signed copy, we will arrange for the appropriate documentation to approve and issue the shares in accordance with the above, Vitafort International Corporation bylaws and Articles of Incorporation, and S.E.C. rules and regulations.


Sincerely,

  /s/ Jack B. Spencer

Jack B. Spencer
Chief Operating Officer/
Chief Financial Officer



Agreed and Accepted:


     /s/ Michael Zweig
_____________________________
Michael Zweig
Telephone Number


_____________________________
Date